Exhibit 99.1

Fanhua Announces Spin-off of its P&C Insurance Subsidiaries

GUANGZHOU, October 27, 2017 (GLOBE NEWSWIRE) -- Fanhua Inc., (Nasdaq: FANH), (the “Company” or “Fanhua”), a leading independent online-to-offline (“O2O”) financial services provider in China, today announced that, as part of its transition towards the fee-based property and casualty (“P&C”) insurance platform model, it has entered into a share purchase agreement with Beijing Cheche Technology Co., Ltd. (“Cheche”), which operates an online auto insurance platform. Under this agreement, Fanhua agrees to sell the equity interests in Fanhua Times Sales & Service Co., Ltd., and its P&C insurance subsidiaries (collectively, the “P&C Insurance Division”), to Cheche for total consideration of approximately RMB222 million, which represents RMB130 million above the combined net asset value of the P&C Insurance Division.

Fanhua’s plan to change its P&C insurance business from a commission spread-based profit model to a fee-based platform model was previously announced on August 22, 2017. Under the new model, Fanhua will give all participants in the P&C industry access to CNpad App, through which both P&C insurance providers and purchasers can transact directly with each other.

The spin-off of its P&C Insurance Division marks an important step forward towards Fanhua’s transition to the P&C insurance platform model. Starting from October 1, 2017, Fanhua will no longer charge insurance companies commissions and pay commissions to sales agents for the P&C insurance business. Instead, it will charge P&C insurance providers platform management and technology service fees based on the actual amount of premiums transacted over CNpad App.

As the result of the transition, Fanhua expects a substantial decline in both of its total revenues and commission costs, while its gross margin is expected to improve significantly. The impact on its operating profit and net profit should be limited. From a long-term perspective, the Company expect this move will help elevate its overall profitability.

Mr. Chunlin Wang, Chairman of the Board and Chief Executive Officer of Fanhua, stated, “The transaction is a win-win for both parties. It accelerates the transition to our platform model and allows Cheche to gain quick access to brick-and-mortar offline support and broader insurance business resources. We look forward to establishing a strong long-term business partnership with Cheche.”

About Fanhua Inc.

Fanhua Inc., formerly known as CNinsure Inc., is a leading independent online-to-offline financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services provided by over 90 insurance companies to individuals and businesses, including [property and casualty and life insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations, as well as value-added services, such as emergency vehicle roadside assistance.

Our online platforms include (1) Baoxian.com, a consumer-oriented online entry portal for comparing and purchasing hundreds of health, accident, travel and homeowner insurance products provided by over 30 insurance companies; (2) CNpad App, a mobile sales support application that helps insurance agents provide real-time quotations and online transactions of a wide spectrum of auto insurance, life insurance and wealth management products to customers; and (3) eHuzhu (www.ehuzhu.com), a non-profit online mutual aid platform in China.

Our offline insurance distribution and service networks cover 29 provinces across China, including most economically developed cities and regions in China.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fanhua and the industry. Potential risks and uncertainties include, but are not limited to, Fanhua’s ability to attract and retain key personnel and productive agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and Fanhua undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Fanhua believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Fanhua is included in Fanhua’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information about Fanhua Inc., please visit http://ir.fanhuaholdings.com/.

Contact: Oasis Qiu

Investor Relations Manager

Tel: (8620) 83883191

Email: qiusr@fanhuaholdings.com

Source: Fanhua Inc.